Mail Stop 4561

April 29, 2008

VIA U.S. MAIL AND FAX (702)733-5620

Robert P. Rozek
Senior Vice President and Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Re: Las Vegas Sands Corp
        File No. 001-32373
        Form 10-K for Fiscal Year Ended
        December 31, 2007

Dear Mr. Rozek:

        We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 15 – Segment Information

1.   We note that adjusted EBITDAR for Sands Macao decreased by approximately $85,000 from the prior period. Please explain to us the reasons for the decrease. Additionally, tell us what consideration you have given to including a discussion of segment performance in your MD&A.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief